VANC Pharmaceuticals Announces
Hiring of Director of Pharmacy Solutions

July 24, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets and point-of-care technologies announces today that Mr. Mark Kunzli has been hired as Director of Pharmacy Solutions.

Mr. Kunzli is a double alumnus of the University of British Columbia with a Bachelor of Science in Pharmacy and an Executive MBA in Health Care from the Sauder School of Business. During his MBA, Mr. Kunzli studied how pharmacists could use DNA to select medications more accurately. This culminated in his role as Co-Investigator and Project Manager for the “Genomics for Precision Drug Therapy in Community Pharmacy” research project, in which community pharmacists throughout BC collected patient saliva samples for pharmacogenomic analysis. The project received national recognition and placed pharmacists at the forefront of this emerging field.

Recipient of the 2016 Canadian Foundation for Pharmacy Wellspring Leadership Award, Mr. Kunzli is co-creator of Innovation to Application, an annual event showcasing innovative healthcare designed to bridge the gap between research and practice. Mr. Kunzli was also recognized with the 2017 Murray Dykeman Mentorship Award from the BC Pharmacy Association for his mentorship with the Sauder School of Business’ Aboriginal Management Program, as a graduate member of the Kappa Psi pharmaceutical fraternity, and many other activities he pursues as a UBC alumnus. Mr. Kunzli is co-author of a forthcoming publication in CMAJ Open which observed rural healthcare and found a new generation of practitioners that are working hard, but differently, and how the healthcare system as a whole needs to adapt in order to thrive. In addition to his research activities, Mr. Kunzli has continued to practice as a pharmacist and business consultant throughout BC, and brings an extensive knowledge of pharmacy operations and a national network of pharmacy professionals to his position with VANC.

“I am excited to work with pharmacists to deliver VANC’s innovative and value-added point-of-care technologies to Canadians,” says Kunzli, “By integrating HealthTab and the INSTI test into everyday practice, the pharmacy profession continues to move forward in expanding the ways pharmacists can help their patients live healthier lifestyles.”

“Mark brings tremendous experience and expertise to VANC for implementation and uptake of our point of care technologies”, says Bob Rai, CEO of VANC.  “His resume speaks for itself and I look forward to working with him as we build our team with qualified personnel who have outstanding experience in Pharmaceutical Sciences and established relationships in the Pharma Industry in Canada”.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharmc.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to complete the financing on the terms and in the amounts contemplated, insider participation in the financing, the use of proceeds, that our distribution channels will continue to expand, that the financing will be sufficient to allow the Company to obtain operational profitability, or that the Company will reach operational profitability and the Company's plans for technology acquisitions.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all necessary stock exchange and board approvals, our ability to negotiate and execute definitive documentation with subscribers and any finders and to fulfill any conditions precedent contained therein, the general level of interest to participate in the private placements and such other matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.